





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-41526

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Brendan E. Cryan & Company, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, Suite 2049
(No. and Street)

New York	NY	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gabriel Freytes (212) 618-1200
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP
(Name – *if individual, state last, first, middle name*)

555 Fifth Avenue, 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gabriel Freytes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Brendan E. Cryan & Company, LLC, as of December 31, 20 19, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Executive Officer 2/28/2020

Title

Ian Douglas 2/28/20.

Notary Public

IAN G DOUGLAS
Notary Public, State of New York
Reg. No. 01DO6340695
Qualified in Nassau County
My Commission Expires 4/25/2020

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRENDAN E. CRYAN & COMPANY, LLC

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

<u>**CONFIDENTIAL**</u>

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE   TEL. 212 953 9200
9TH FLOOR   FAX. 212 953 9366
NEW YORK, NY 10017



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of Brendan E. Cryan & Company, LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Brendan E. Cryan & Company, LLC (the "Company"), as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2019.

Raines & Fischer LLP

New York, New York
February 28, 2020

BRENDAN E. CRYAN & COMPANY, LLC
Statement of Financial Condition
December 31, 2019

ASSETS

Cash and cash equivalents	$	798,302
Due from broker		1,025,318
Marketable securities - at fair value		301,947
Commissions and rebates receivable		145,506
Intangible assets - at fair value		270,000
Fixed assets at cost, net of accumulated depreciation of $115,395		182,319
Finance Lease - right of use assets, net of accumulated amortization of $13,706		4,296
Operating Lease - right of use assets		9,812
Other assets		6,960
TOTAL ASSETS	$	2,744,460

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES

Securities sold short, not yet purchased - at fair value	$	52,614
Accounts payable and accrued expenses		71,503
Finance lease - liability		4,296
Operating lease - liability		9,812
Litigation settlement payable		45,000
TOTAL LIABILITIES		183,225
COMMITMENTS AND CONTINGENCIES		
MEMBER'S EQUITY		2,561,235
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	2,744,460

The accompanying notes are an integral part of these financial statements.

Note 1 – Organization and Nature of the Business

Brendan E. Cryan & Company, LLC (the "Company") is a New York State Limited Liability Company formed in 1999 for the purpose of conducting business as a broker on the floor of the New York Stock Exchange ("NYSE"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2 – Summary of Significant Accounting Policies

a) **New Accounting Pronouncements from the Financial Accounting Standards Board (FASB) -**

ASC 606, Revenue from Contracts with Customers. In May 2014, FASB issued ASU 2014-09, *Revenue from Contracts with Customers*. The Company adopted this new standard using the modified retrospective approach as of January 1, 2018. This adoption did not have a material effect on the financial statements.

ASU 2016-02, Leases (Topic 842). In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Under the new ASU, a lessee will be required to recognize assets and liabilities for leases with lease terms of more than 12 months. The liability will be equal to the present value of lease payments. The asset, referred to as a "right-of-use asset" will be based on the liability, subject to adjustment, such as for initial direct costs. Classification will be based on criteria that are largely similar to those applied in current lease accounting, but without explicit bright lines. This standard is effective for fiscal years beginning after December 15, 2018. The Company implemented the standard on January 1, 2019, and recorded net right-of-use assets and a lease liability of approximately $14,108 and $14,108, respectively, on its Statement of Financial Condition as of December 31, 2019.

b) **Basis of Accounting**
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

BRENDAN E. CRYAN & COMPANY, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

Note 2 – Summary of Significant Accounting Policies (continued)

c) **Use of Estimates**

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results, as determined at a later date, could differ from those estimates.

d) **Securities Transactions, Commissions and Revenue Recognition**

The Company principally earns commissions buying and selling securities for a diverse group of institutional investors. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related execution and clearing expenses and rebate income are recorded on the trade date (the date the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer. Based on the factors identified in the preceding sentence, no significant judgments are required that affect the determination of the amount and timing of revenue from contracts with customers.

Net loss from investment transactions contain both realized and unrealized gains and losses.

e) **Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to credit risk consist primarily of trade accounts receivable. The Company maintains cash balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

The responsibility for processing customer activity rests with the Company's clearing firm, Cowen Execution Services LLC. The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company in the event of customer non-performance. In accordance with industry practice, the clearing firm records customer transactions on a settlement date basis, which is generally three business days after the trade date. The clearing firm is therefore exposed to risk of loss on these transactions in the event of

Note 2 – Summary of Significant Accounting Policies (continued)

the customer's inability to meet the terms of its contracts, in which case the clearing firm may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by the clearing firm is charged back to the Company.

The Company, in conjunction with the clearing firm, controls off-balance sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. The clearing firm established margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Rebate Revenue accounted for 100% of the company's net revenue and accounts receivable due from the one customer amounted to 100% of accounts receivable.

f) **Accounts Receivable Reserves**
The Company carries its accounts receivable at cost less an allowance for doubtful accounts. On a periodic basis, the Company evaluates its accounts receivable and establishes an allowance for doubtful accounts based on a history of past write-offs and collections and current conditions. No allowance for doubtful accounts was required at December 31, 2019.

g) **Income Taxes**
Inasmuch as the Company has a single member, it is treated as a disregarded entity for income tax purposes. Consequently, income taxes are not payable by or provided for, the Company. The earnings of the Company are included in the income tax returns filed by the single member.

In accordance with ASC 740-10-50, "Income Taxes," the Company is required to disclose unrecognized tax benefits or liabilities resulting from uncertain tax positions. As of December 31, 2019, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and the State and City of New York, and the previous three years of tax returns (i.e. 2016, 2017, and 2018) remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

h) **Fixed Assets**
Computer Equipment and Furniture & Fixtures are recorded at cost. Depreciation is recorded using the straight line method over a period of 5 years. The cost of retired property and the

Note 2 – Summary of Significant Accounting Policies (continued)

related accumulated depreciation is removed from the accounts, and any loss is transferred to income. Maintenance and repair costs are expensed as incurred.

i) **Finance Leases**

The Company is the lessee of computer equipment under a finance lease expiring August 31, 2020. The assets and liabilities under finance leases are recorded at the lower of the present value of the minimum lease payments or the fair value of the asset. The assets are amortized over the lower of their related lease terms or their estimated productive lives. Amortization of finance leases charged to operations totalled $6,119.

j) **Fair value of Financial Instruments**

The fair value of cash, receivables, accounts payable and accrued expenses and other short-term obligations approximate their carrying values because of the short maturity of these financial instruments.

k) **Subsequent Events**

The Company has performed an evaluation of events that have occurred subsequently to December 31, 2019 through February 28, 2020, the date of the filing of this report. The Company does not note any subsequent events requiring disclosure or adjustment to the financial statements.

Note 3- Commissions and Rebates Receivable

The Company has outstanding receivables consisting of commissions and rebates earned for performing execution services for customer broker-dealers. The Company considers the amounts due from its customers to be fully receivable, and accordingly, no allowance for doubtful accounts has been established. However, any receivables over thirty days old are considered non-allowable assets for the Company's net capital computation purposes. As of December 31, 2019, $0 of commissions and rebates receivable were considered non-allowable.

Note 4 – Commitments and Contingencies

New York Stock Exchange Regulation ("NYSER") investigated the Company for possible violations of the NYSE American Rule 6.15E, NYSE American Rule 7.23E, and NYSE American Rule 3110-E. The Company denied any intentional violation of the regulations and determined that the purported violations generally stemmed from technological issues related to then-existing technology and related vendors. The Company has since engaged different technology vendors and upgraded its systems to comply with

Note 4 – Commitments and Contingencies (continued)

the regulations. NYSER and the Company, because of the Company's efforts, have reached a settlement in principle in 2019 for an amount of $60,000 to be paid out over four payments of $15,000.

At December 31, 2019, $45,000 remains payable.

An outside vendor was the technology vendor for the Company. The Company terminated the relationship with the vendor via letter dated March 5, 2019 due to the vendor's performance failure. The vendor sent the Company an invoice dated May 20, 2019 for $31,200, which was to be the vendor's final invoice post termination. The Company disputed the invoice total directly with the vendor, but the parties were not able to reach a resolution. The vendor subsequently sent an additional invoice with a new total of $145,220. The Company vehemently denies it owes this total. On September 19, 2019, legal counsel sent a letter to the vendor's attorney in another attempt to resolve the dispute. On October 3, 2019, a civil action was filed in the Supreme Court of the State of New York, Bronx County, against the Company's stockholder wherein the plaintiff represents that it is the assignee of the above-mentioned vendor's claims. On November 12, 2019, the Company removed the litigation to the United States District Court for the Southern District of New York. The case remains pending. Legal counsel is unable at this time to express any opinion as to the outcome of this matter or as to the possible range of loss, if any.

Note 5 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019 the Company had net capital of $1,897,049 which was $1,672,549 in excess of its required net capital of $224,500. The Company's net capital ratio was 6.88%, or .0688 to 1.

Note 6 – Cash

The Company maintains the bulk of its cash balances in one financial institution. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. The Company has not experienced any losses in these accounts. At December 31, 2019, the Company has a cash balance in the financial institution of $798,302.

Note 7 - Due From Broker

At December 31, 2019, all of the investments in securities owned and securities sold were maintained with a clearing broker and the Company had the majority of its individual counterparty concentration with the clearing broker. Due from broker includes cash balances held at the clearing broker, proceeds

Note 7 - Due From Broker (continued)

received from securities sold, but not yet purchased, and the net amount receivable or payable for securities transactions that had not settled at December 31, 2019.

Note 8 - Financial Instruments and Risk

In the normal course of business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, currency risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, interest rates and the extent and timing of investor participation in the markets for both equity and interest rate sensitive instruments. Unexpected volatility or illiquidity in the markets in which the Company directly or indirectly holds positions could impact its ability to carry out its business and could cause losses to be incurred.

Short selling, or the sale of securities not owned by the Company, exposes the Company to the risk of loss in an amount greater than the initial investment, and such losses can increase rapidly, and in the case of equities, without effective limit. There is the risk that the securities borrowed by the Company in connection with a short sale would need to be returned to the securities lender on short notice. If such request for return of securities occurs at a time when other short sellers of the subject security are receiving similar requests, a "Short Squeeze" can occur, wherein the Company might be compelled, at the most disadvantageous time, to replace borrowed securities previously sold short with purchases on the open market, possibly with prices significantly in excess of the proceeds received earlier.

The clearing and depository operations for the Company's investment transactions are provided by one broker. At December 31, 2019, all of the investments owned and sold short reflected in the statement of financial condition were held by this broker. Investments owned and investments sold short are subject to margin requirements.

Note 9 - Fair Value Measurements

The Company records its investments at fair value. Fair value is the price that would be received to sell an asset or paid to directly transfer a liability in an orderly transaction between market participants at the measurement date. The Company utilizes valuation techniques to maximize the use of observable inputs and minimize the use of unobservable inputs. Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability. Assets and liabilities recorded at fair value are categorized within the fair value hierarchy based upon the level of judgment associated with the inputs used to measure their value. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of fair value hierarchy are described below.

BRENDAN E. CRYAN & COMPANY, LLC

NOTES TO THE FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2019

Note 9 - Fair Value Measurements (continued)

Level 1. Unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. The quoted price for these investments is not adjusted, even in situations where the Company holds a large position and a sale could reasonably be expected to impact the quoted price. The types of investments included in Level 1 include listed equities and listed derivatives.

Level 2. Inputs other than quoted prices with Level 1 that are observable for the asset or liability, either directly or indirectly, and the fair market value is determined through the use of models or other valuation methodologies. Investments that are generally included in this category include corporate bonds and loans, less liquid and restricted equity securities, certain over-the-counter derivatives, and certain general and limited partnership and membership interests in funds that calculated net asset value per share, or its equivalent. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement.

Level 3. Inputs that are unobservable for the asset or liability and include situations where there is little, if any, market activity for the asset or liability. The inputs into the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. Investments that are included in this category generally include equity and debt positions in private companies and certain general and limited partnership interests in corporate private equity and real estate funds, debt funds, hedge funds, funds of hedge funds, and distressed debt.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, whether the security is new and not yet established in the marketplace, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3.

In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an investment's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement in its entirety requires judgment, and considers factors specific to the investments.

Note 9 - Fair Value Measurements (continued)

The following table summarized the valuation of the Company's investments as of December 31, 2019:

	Quoted Prices In Active markets for Identical Level 1	Significant Other Observable Inputs Level 2	Significant Unobservable Inputs Level 3	Balance at December 31, 2019
Assets				
Investments in securities, at fair value	$ 301,947	$ -	$ -	$ 301,947
Liabilities				
Securities sold but not yet purchased, at fair value	$ 52,614	$ -	$ -	$ 52,614

Note 10 - Fixed Assets

The classes of fixed assets and the related accumulated depreciation are as follows.

	Cost	Accumulated Depreciation	Net
Computer Equipment	$ 277,127	$ 94,808	$ 182,319
Furniture and Fixtures	20,587	20,587	-
	$ 297,714	$ 115,395	$ 182,319

Depreciation expense charged to operations totalled $45,385.

Note 11 – Intangible Assets

The following is a summary of non-goodwill intangibles at December 31, 2019:

Intangibles not subject to amortization:

Agreements, net of impairment loss recognized of $30,000 $270,000

Assets not subject to amortization are tested for impairment at least annually. During 2019, the Company determined that, based on estimated cash flows, the carrying amount of the intangible assets equalled its fair value.

Note 12 – Rent

The Company leases office space under an operating lease expiring in April 2020.

Minimum future rental payments under non-cancelable operating leases as of December 31, 2019 are:

Year Ended December 31	Amount
2020	9,812
Total minimum future rental payments	$ 9,812